Automatic

Fintech for Auto Financing

Our Mission

Bring underserved independent dealers to traditional and alternative lenders in the auto ecosystem through the most trusted fintech platform.

Market Opportunity

$443 Billion

Used car loans

Total Available Market

$288 Billion

Independent dealer loans

Serviceable Available Market

$8.6 Billion

Automatic loans

3% Share of Market

A $1.3 trillion industry that stopped evolving in 2004[1]

$7Bln Origination Fraud[2]	**30%** Revenue Lost due to Inefficiencies[3]	**1Mo** Average Time to Fund Deal
60 Data Points Re-entered Per Application[4]	**15%** Transactions Online[5]	**2Hrs** Average Time on Paperwork[6]

1. https://www.Experian.com/blogs/ask-Experian/research/consumer-debt-study
2. https://www.iaati.org/news/entry/the-wolf-among-us-fraud-in-auto-finance
3. https://defisolutions.com/defi-insight/2019/01/15/paper-vs-digital/
4. Per loan process, 20 data fields re-entered 3 to 4 times across different system
5. https://www.reuters.com/article/us-health-coronavirus-usa-autodealers/coronavirus-drags-car-dealers-into-digital-commerce-idUSKBN21A3WS
6. Htttps://wwww.onespa.com/blog/global-trends-digital-auto-finance.

How It Works

Automatic’s loan syndication process


Deals Pending Docs

1

10:00AM EST

APPLICATION SUBMITTED

Application submitted; all loan details (including personal and vehicle information) are entered into platform.

2

10:01AM EST

APPLICATION OFFERS

Loans are run through both traditional and alternative data algorithms to assess quality and most competitive pricing available for borrower.

3

10:30AM EST

OFFER ACCEPTANCE

documents, packaged and provided to dealerships. Deal is closed on the spot, dealers now add on additional finance and insurance products.

4

10:45AM EST

FACILITATION OF FUNDING

Dealership uploads all required documents; loan is processed for funding. Dealer liquidity is provided with same day funding.

Used Independent Dealers

55,000 independent dealerships nationwide

Independent dealers lack the financing support that Franchise dealers receive from their manufacturing arm

$228B in originated serviceable loans coming from the independent space

39.3 Million used auto units sold in 2020

The lack of new car inventory due to industry shortages lead to an average used auto transaction price of $26,457 in June of 2021, 27% increase YoY

1. https://www.statista.com/statistics/183713/value-of-us-passenger-cas-sales-and-leases-since-1990/
2. https://www.chron.com/living/article/Edmunds-Vehicle-prices-remain-high-this-Labor-16427548.php

An Underserved Market

01 Origination Gap

Fintech disruptors have difficulties accessing relationship-driven independent dealers.

02 Funding Gap

Multinational banks (Wells Fargo) pulling out independent dealer financing.

03 Infrastructure Gap

Smaller Independent Dealerships lack the financial infrastructure to accurately source financing and backend products from one stop shop.

04 Technology Gap

Stakeholders throughout the auto finance chain looking for digital solutions.

Lasting Market Changes

De-urbanization and economic macro-conditions increase purchases of used cars.

Used car purchases rebound sharply and outperform.[1]


Y/Y % Change in 7-Day Moving Average of Retail Sales
New
Used
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
-70.0%
1/8/2020
2/8/2020
3/8/2020
4/8/2020
5/8/2020
6/8/2020
7/8/2020
8/8/2020
9/8/2020
-13.9%
-22.8%

Used car purchases outperform in tough times.[2]


10%
0% change
-10%
-20%
-30%
2007
2008
2009
2010
2011
2012
New vehicle sales
Used

1. https://www.coxautoinc.com/market-insights/week-26-special-edition-economic-impact-on-auto-sales-with-jonathan-smoke/
2. https://www.reuters.com/article/us-health-coronavirus-autos-used/bargain-conscious-americans-lift-used-car-sales-in-the-coronavirus-economy-idUSKBN23C1FK

Consumer Trends 2020 -

Accelerated consumer demand for digital journeys and remote transactions.

60%

Consumers have less patience for paperwork.[1]

68%

Consumers expect businesses to serve them remotely.[1]

40%

Outperformance of disruptive digital dealerships over traditional brick and mortar.[2]

91%

Dealers believe digital presence is important to strategy.[3]

1. Lightico: Auto Finance Report: The New Normal in Originations & Servicing
2. Carvana stock + 16%, auto retailers -23%.
3. https://blog.nada.org/2020/04/21/digital-retailing-disruption-the-dealer-perspective/

The New Dealership Model

01 Carvana 750,000 unit transactions since Jan. 2013 - Last quarter: 107,815 units sold - Q2: Revenue $3.3B

02 Independent Dealers will be able to leverage Automatic SaaS to stay competitive

03 While the consumer journey may begin digitally, 61.4% of customers still prefer to buy from the dealership.

vroom gettacar SHIFT CARVANA

1. aabcnews: Car buying goes the way of Amazon: 'Customers are ready
2. Thezebra: Cost of Car Ownership: 2021 Dat

The Value Proposition

Dealerships

- Access to liquidity,
- Instant lender decisioning
- Ability to add multiple ancillary products to financial application
- Cost Efficient
- Integration with DMS's and CRM's

Lenders

- Vetted dealerships
- Big data analysis on loans
- Criteria driven rate cards - Only Pre-qualified applications
- Correspondent lending
- LOS friendly (Fiserv, TCI, Meridian Link)

1. aabcnews: Car buying goes the way of Amazon: 'Customers are ready
2. Thezebra: Cost of Car Ownership: 2021 Dat

Now is the time for a digital platform connecting independent dealers, lenders, and investors with **transparency** and **trust**.



Automatic: A working platform making an impact

87.5%

Reduction in approval time

$100+ Mil

Loans through system

970

Dealerships using system

10

F&I Integrations



Get Quick Quote
App Info
First Name
Last Name
Date of Birth
Social Security Number
Address Line
City
State
Zip Code
VIN Number
Vehicle Year
Monthly Income
Finance Amount
Get Quick Quote

Financials

+ net income achieved by end of yr. 1


3 Year Revenue Projections
$ 150
$ 100
$ 50
$ -
Millions Of Dollars
Gross Income
Net Income

These numbers are based on forward-looking projections which can not be guaranteed.

209.59%

CAGR Loans

215.5%

CAGR Gross Revenue

92%

CAGR Expense

Strategic Customer Acquisition

1. **Dealership Headstart -** Through **Eric Burney, CEO** and his 20+ years industry experience and a personal network of 1300 independent dealerships.

2. **Strategic Vendor Partnerships-** Over 75+ **Finance & Insurance** agents will shortly begin signing up dealerships on Automatic's behalf.

3. **DMS integrations,** currently in talks with multiple Dealer Management Systems to unlock networks of 1000s dealerships per system.

Estimate of adding 2-3K+ Dealerships by EOY 2022 for 122%-233% Growth

Revenue Model: Transactional

35bps[1] of loan market value, $300[2] per lead closed to F&I/Ancillary products, $25 per Aftermarket product lead

35 bps	$50-100	$25
Per each loan processed	Per ancillary product added	Per aftermarket product lead

= $285 per loan processed

These numbers are based on forward-looking projections which can not be guaranteed.

1. Average across prime and subprime loans.
2. Average across primary F&I and missed opportunities partnerships.
3. Assuming $14,000 average loan size and 10% average lead conversion to F&I/Ancillary products.

Revenue Projections

453K
Credit Apps

Year 3 Volume

$285
Per App

Rev per
loan processed

$129M
Proj. Revenue
(by **2023**)

These numbers are based on forward-looking projections which can not be guaranteed.

Additional Revenue Opportunities

Resale
Credit Bureau
CARFAX

Aftermarket Products
WeatherTech
Sirius XM

White-Labeling
Foreign Markets
Small National Lenders

Data
Stratified Reporting
Industry Insights

LOS Integration
Receiving Turn Down Loans
Passed Though Automatic Lending Network

Subscription Model

PREMIERE

$49/month
6 Month Free Trial

- Purchase stand-alone warranties and ancillaries
- Earn cash incentives for purchased products..
- Access Financing

Investment Opportunity

$2.4 Million

at a $24 Million Post Money Valuation

- **49%** Product & Key Hires
- **25%** Loan Program
- **9%** Business Development
- **9%** Marketing
- **8%** Operations

Competitive Advantage

	CUDL	RouteOne	Dealertrack	Automatic
Consumer Buying UX				○
Re-entry Prevention				●
Loan Decisioning	◐	◐	◐	●
F&I Integrations	◐	◐	◐	●
Pre-Qualifications	◐	◐	◐	●
Lender Document Uploads	◐	◐	◐	●
Intuitive UX/UI	◐	◐	◐	●
Prime & Subprime Access	●	●	●	●

Legend: ● Fully Optimized ○ Planned ◐ Needs Improvement

Team



Eric Burney

CEO, Co-Founder

20+ yrs. auto lender and broker



Max Kane

CFO, Co-Founder

20+ yrs. MBS market.



John Liu

Co-Founder

19+ yrs. strategy and fintech



Alex Egan

Marketing + Product Advisor

10+ yrs. marketplace tech



RJ Fiondella

Director of Investor Relations

8+ yrs. Institutional Fundraising

Contact Information

Automatic, LLC

Main: 860.454.8114

Fax: 866.903.3449

Eric Burney, Chief Executive Officer

Eric@automaticusa.co